United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale makes payment to holders of mandatorily convertible notes
Rio de Janeiro, October 15, 2009 — Vale S.A. (Vale) will pay additional interest to holders of the mandatorily convertible notes (notes) due June 15, 2010 (the series RIO and RIO P) and to the holders of the mandatorily convertible notes due June 15, 2012 (the series VALE-2012 and VALE.P-2012) issued by its wholly-owned subsidiaries, Vale Capital and Vale Capital II, respectively.
The additional interest paid per series RIO notes and per series RIO P notes will be equal to an amount in U.S. dollars equivalent to R$ 0.857161 and R$ 1.017334, respectively, converted at the Brazilian real/US dollar exchange rate prevailing on Friday, October 30, 2009.
The additional interest paid per series VALE-2012 notes and per series VALE.P-2012 notes will be equal to an amount in U.S. dollars equivalent to R$ 1.236080 and R$ 1.429662, respectively, converted at the Brazilian real/US dollar exchange rate prevailing on Friday, October 30, 2009.
The notes will begin trading “ex-dividend” on the New York Stock Exchange on October 16, 2009. Investors holding notes through an account with The Depository Trust Company (DTC) will be paid in accordance with the procedures of DTC and the investor’s custodian.
Under the indentures governing the notes, additional interest due to each noteholder is an amount in U.S. dollars equal to any cash distribution net of any applicable withholding tax and fees paid by the Depositary of our ADSs — each representing one common/preferred Vale share, VALE/VALE.P — to the holder of one ADS, multiplied by the number of ADSs that would be received by the noteholder upon conversion of the notes at the conversion rate specified in the applicable indenture. Therefore, the approval by our Board of Directors of a dividend distribution to shareholders, as announced today, triggered the payment of additional interest to noteholders.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 15, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations